Exhibit 99.1

Provident Announces Offer to Repurchase Outstanding 6.5% Convertible Debentures

News Release 03-11
January 13, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that in connection with the recently completed conversion to a corporation on January 1, 2011,  Provident is making an offer to repurchase for cash (the “Offer”) its 6.5% convertible debentures maturing on August 31, 2012 (“C Series”) (Trading Symbol: PVE.DB.C), and its 6.5% convertible debentures maturing on April 30, 2011 (“D Series”) (Trading Symbol: PVE.DB.D) at a price equal to 101 percent of their principal amounts plus accrued and unpaid interest.

As of January 13, 2011 there was approximately $249.0 million combined aggregate principal amount outstanding under the debentures.
6.5% Convertible Debentures	Maturity Date	Closing Price January 13, 2011(1)	Offer Price(1)	Conversion Price per Share(2)
PVE.DB.D	April 30, 2011	$101.01	$101.00	$12.40
PVE.DB.C	August 31, 2012	$101.50	$101.00	$11.56

(1)	Per $100 principal amount

(2)	The debentures may be converted into common shares of Provident at the option of the holder of debentures at the conversion price per share

The offer to purchase has been mailed to debenture holders and will remain open for acceptance until 5:00 p.m. (Calgary time) on February 21, 2011. As the debentures are issued in book-entry only form, holders of debentures who wish to accept the Offer must contact the investment dealer, stockbroker, financial institution or other nominee through which they hold their debentures and instruct such nominee to accept the Offer on their behalf. Holders should also confirm with such nominee any deadlines by which the holder must provide acceptance instructions in order for the nominee to cause the Offer to be accepted on the holder's behalf before the expiry of the Offer on February 21, 2011.

Holders of debentures who deposit their debentures to the Offer will also receive accrued and unpaid interest on such tendered debentures up to, but excluding, the Offer expiration date of February 21, 2011, being the date of acquisition of the debentures by Provident.  Should a debenture holder elect not to accept the Offer, the debentures will mature as originally set out in their respective indentures and all other terms and conditions in respect of the debentures will remain unchanged.  For holders of the C Series debentures who do not deposit their C Series debentures to the Offer, the record date for the semi-annual interest payment on such debentures payable on February 28, 2011 will be February 24, 2011.

In the event that 90% or more of the principal amount of the C Series debentures or 90% or more of the principal amount of the D Series debentures outstanding on the date of the Offer are tendered for purchase by Provident pursuant to the Offer, Provident intends to redeem all of the remaining outstanding C Series debentures or D Series debentures, as the case may be, at the Offer price, immediately following the expiration of the Offer.

Provident has assumed all covenants and obligations in respect of the debentures following the conversion of Provident Energy Trust (“the Trust”) to a corporation on January 1, 2011 and holders of Provident’s outstanding convertible debentures are entitled to receive common shares in Provident on the same basis that they were entitled to receive trust units of the Trust prior to the corporate conversion.

The board of directors of Provident has not made any recommendations with respect to whether debenture holders should tender their debentures under the Offer.  Holders of debentures are urged to carefully evaluate all information in the offer to purchase and to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to deposit their debentures in acceptance of the Offer.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release may contain certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com